UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  NYMAGIC, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   629484 10 6
                                   -----------
                                 (CUSIP Number)

                                Robert G. Simses
                               Cummings & Lockwood
                          140 Royal Palm Way, Suite 205
                              Palm Beach, FL 33480
                                 (561) 659-1250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 18, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



                                                               Page 1 of 6 pages

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CUSIP NO. 629484 10 6                                        Page 2 of 6 Pages

-------------------------------------------                  -------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Louise B. Tollefson Revocable Trust dated 12/23/97
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [  ]
               (b) [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(D) OR 2(E)[  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER

     NUMBER OF                0
                      ------- --------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 0
                      ------- --------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER

                              0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

-------------------------------------------                  -------------------
CUSIP NO. 629484 10 6                                        Page 3 of 6 Pages

-------------------------------------------                  -------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Louise B. Tollefson
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [  ]
               (b) [  ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- ---------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER

     NUMBER OF                3,860
                      ------- --------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                0
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                 3,860
                      ------- --------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER

                              0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,818,471
---------- ---------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
---------- ---------------------------------------------------------------------

                                  Introduction
                                  ------------

         This Amendment No. 1 to Schedule 13D is being filed in order to report the transfer of an aggregate of 1,814,611 shares of common stock, $1.00 par value (the "Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from the Louise B. Tollefson Revocable Trust dated 12/23/97 (the "Revocable Trust") to the Louise B. Tollefson Florida Intangible Tax Trust u/a 12/9/98 (the "FIT Trust"). Louise B. Tollefson ("Tollefson") is a beneficiary of the FIT Trust and is both the sole Trustee and a beneficiary of the Revocable Trust. The sole Trustee of the FIT Trust is Howard S. Tuthill ("Tuthill").

ITEM 1.  SECURITY AND ISSUER.

         There has been no change to this Item.

ITEM 2.  IDENTITY AND BACKGROUND.

         There has been no change to this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transaction which requires the filing of this Amendment was a transfer which was effected without consideration. On December 18, 1998, the Revocable Trust effected a transfer of an aggregate of 1,814,611 shares of Common Stock to the FIT Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transfer of 1,814,611 shares of Common Stock from the Revocable Trust to the FIT Trust was to implement certain aspects of Tollefson's estate and tax planning.

         Neither the Revocable Trust nor Tollefson has any plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2 as of the date hereof:


                     Number of Shares    Number of Shares      Aggregate
                     Beneficially        Beneficially Owned    Number           Percentage
                     Owned With Sole     With Shared Voting    of Shares        of Shares
Name                 Voting and          and                   Beneficially     Beneficially
                     Dispositive Power   Dispositive Power     Owned            Owned


Louise B.
Tollefson
Revocable Trust
dated 12/23/97                 0                  0                     0              0%

Louise B. Tollefson        3,860                  0             1,818,471           18.8%


         (c) On December 18, 1998, 1,814,611 shares of Common Stock were transferred from the Revocable Trust to the FIT Trust. No consideration was given or received for this transfer.

         (d) None.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There has been no change to this Item.

                                       SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: January 6, 1999


                                     /s/ Louise B. Tollefson
                                     -------------------------------------
                                     Louise B. Tollefson


                                     LOUISE B. TOLLEFSON REVOCABLE TRUST
                                     DATED 12/23/97


                                     By:  /s/ Louise B. Tollefson
                                         ---------------------------------
                                         Louise B. Tollefson
                                         Trustee